FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


            Treasury Building, Lower Grand Street, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F      /X/                    Form 40-F    / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

           Yes          / /                      No   /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

           Yes         / /                        No   /X/

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                                      -2-

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes       / /                 No    /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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This Report of Foreign Issuer on Form 6-K is incorporated by reference into the
Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252).



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                                       EXHIBIT LIST

  Exhibit     Description

    99.1      Press release dated April 11, 2005 titled:
              Elan sets date of April 28 for first quarter 2005 financial results, and May 26 for the Annual General Meeting. Elan announces filing of 2004 Form 20-F with SEC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ELAN CORPORATION, plc

                              By:   /s/ William F. Daniel
                                    --------------------------
                                    William F. Daniel
                                    Company Secretary

Date: April 11, 2005

                                                                   Exhibit 99.1





                              FOR IMMEDIATE RELEASE



    Investors:                                               Media:
    Emer Reynolds                                            Anita Kawatra
    Ph:      353-1-709-4000                                  Ph:  212-407-5740
                800-252-3526                                 Elizabeth Headon
                                                             Ph: 353-1-498-0300


      ELAN SETS DATE OF APRIL 28 FOR FIRST QUARTER 2005 FINANCIAL RESULTS,
                       AND MAY 26 FOR THE ANNUAL GENERAL
                                     MEETING

                Elan Announces Filing of 2004 Form 20-F with SEC

DUBLIN, IRELAND, APRIL 11, 2005--Elan Corporation, plc today announced that it will report its first quarter 2005 financial results on April 28, 2005, before U.S. and European financial markets open. The results announcement will be followed by a conference call at 8:30 a.m. Eastern Time (ET), 1:30 p.m. British Summer Time (BST) with the investment community to discuss Elan's first quarter 2005 financial results. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public. This event will be webcast live and can be accessed by going to the Investor Relations section on Elan's website at www.elan.com.

Elan will hold its Annual General Meeting at 10:00 a.m. BST on May 26, 2005 at the Westin Hotel, Westmoreland Street, Dublin 2, Ireland. This event will also be webcast live and can be accessed by going to the Investor Relations section on Elan's website at www.elan.com.

Elan has filed with the Securities and Exchange Commission its Form 20-F for the fiscal year ended December 31, 2004 and has published its Annual Report for the fiscal year ended December 31, 2004. Both these documents are available on the Investor Relations section of Elan's website at www.elan.com.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.